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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68222

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Kent Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5305 Miramar Lane
(No. and Street)

Colleyville (City) Texas (State) 76034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan P. Healey, CPA (682) 738-8011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.
(Name - if individual, state last, first, middle name)

15 Warren Street, Suite 25 (Address) Hackensack (City) New Jersey (State) 07601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KENT CAPITAL, INC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010 and 2009

KENT CAPITAL, INC

Table of Contents

This report contains (check all applicable boxes):

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

We have audited the accompanying statement of financial condition of Kent Capital, Inc (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2010 and for the period from inception (March 20, 2009) to December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kent Capital, Inc at December 31, 2010 and 2009, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Paritz & Company P.A

Hackensack, New Jersey
February 16, 2011

KENT CAPITAL, INC

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 314,804	$ 337,866
Prepaid expenses and other current assets	4,162	3,007
Total assets	$ 318,966	$ 340,873
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 519	
Stockholders' equity:		
Common stock, $.02 par value; 1,000,000 shares authorized; 3,500 shares issued and outstanding	70	$ 70
Additional paid-in capital	349,930	349,930
Accumulated deficit	(31,553)	(9,127)
Total stockholders' equity	318,447	340,873
Total liabilities and stockholders' equity	$ 318,966	$ 340,873

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2010 and
For the Period From Inception (March 20, 2009) to December 31, 2009

	Period Ended December 31,	
	2010	2009
Revenues	$ -	$ -
Expenses:		
General and administrative	3,741	1,114
Audit Fees	5,000	
Consulting Fees	12,300	3,000
FINRA and State registration and expenses	1,385	5,013
Total expenses	22,426	9,127
Net loss	$ (22,426)	$ (9,127)

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010 and
For the Period From Inception (March 20, 2009) to December 31, 2009

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance March 20, 2009					
Issuance of common stock	3,500	$ 70	$ 349,930		$ 350,000
Net loss				$ (9,127)	(9,127)
Balance December 31, 2009	3,500	70	349,930	(9,127)	340,873
Net loss				(22,426)	(22,426)
Balance December 31, 2010	3,500	$ 70	$ 349,930	$ (31,553)	$ 318,447

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2010 and
For the Period From Inception (March 20, 2009) to December 31, 2009

	Period Ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net loss	$ (22,426)	$ (9,127)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Change in prepaid expenses and other current assets	(1,155)	(3,007)
Change in accounts payable and accrued expenses	519	
Net cash used in operating activities	(23,062)	(12,134)
Cash flows from financing activities:		
Issuance of common stock		350,000
Net cash provided by financing activities	-	350,000
Net increase in cash and cash equivalents	(23,062)	337,866
Cash and cash equivalents at beginning of period	337,866	-
Cash and cash equivalents at end of period	$ 314,804	$ 337,866

See accompanying notes to financial statements.

KENT CAPITAL, INC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2010 and
For the Period From Inception (March 20, 2009) to December 31, 2009

Note 1 Business

Kent Capital, Inc. ("Kent Capital" or the "Company") is a wholly owned subsidiary of Kent International Holdings, Inc. ("Kent International") and was incorporated in Nevada on March 20, 2009. Kent International is a publicly traded company (stock symbol "KNTH.PK").

The Company is a licensed securities broker-dealer in Texas, North Carolina and New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). FINRA approved Kent Capital to operate under three business lines; Private Placements, Real Estate Syndication and Trading Securities for Our Own Account. The Company does not maintain customer accounts nor does it currently have any clearing arrangement.

To generate Private Placement revenue Kent Capital plans to raise capital from accredited and institutional investors for direct equity investments in real estate and real estate related projects. These projects could include foreclosure properties, land (both finished and unfinished lots), partially finished commercial or residential projects, farmland or timberland, medical properties, student housing properties, multi-family properties, and energy efficiency, cogeneration, solar or wind projects. Kent Capital would market these opportunities only to accredited investors who might be high net worth individuals or institutions.

Real Estate Syndication will be a derivative of Kent Capital's real estate related Private Placement business as we may at times acquire a property or project prior to seeking investor interest. In most cases, Kent Capital would then act as the sponsor of the syndicate and sell limited partnership interests in the property or project while remaining the general partner. In other cases, Kent Capital may decide to hold the property for future resale. Kent Capital will have the ability to close acquisitions quickly without requiring us to raise investor capital. This would allow Kent Capital to market the opportunity to appropriate investors without time constraints.

Kent Capital is also approved for Trading Securities for Its Own Account. As a result of the current condition of the financial markets, management believes that there are opportunities to acquire equity in publicly traded companies at historically low values. Management may invest a portion of Kent Capital's capital in such opportunities. These investments would be made with the purpose of selling them for a capital gain at some future point. All trading would be performed in a brokerage account opened in Kent Capital's name at a discount brokerage such as Charles Schwab or Fidelity in order to minimize commission expenses and trading costs.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with

accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

The Company intends to act as placement agent for real estate programs. The Company will record these placement fees as revenues only after the individual transactions are completed and closed.

Cash, Cash Equivalents and Investments

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements as defined in accounting standards consists of three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value:

> Level 1 – Quoted prices are available in active markets for identical investments as of the measurement date.
>
> Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date and fair value is determined through the use of models or other valuation methodologies.
>
> Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into determination of fair value require significant management judgment or estimation.

The Company only uses "Level 1" inputs to value its securities, which is the least subjective method.

Property, Plant and Equipment

The Company records all fixed assets at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

Income taxes

The Company's results from operations will be included in Kent International's Federal, state and local tax returns, which are filed on a consolidated basis. It is Kent International's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro-rata basis.

The provision for income taxes may be different from that which would be obtained by applying the statutory Federal income tax rate to the income before income taxes due to state and local taxes.

No provision for income taxes has been made for the year ended December 31, 2010 and the period from inception (March 20, 2009) to December 31, 2009 due to the company providing a full valuation allowance of the losses sustained for the periods.

The Company has a deferred tax asset of approximately $12,000 at December 31, 2010 resulting from available net operating loss carry forwards for, which a full valuation allowance has been provided.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against the deferred tax assets because it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2010, the Company had approximately $31,000 of net operating loss carryforwards ("NOL") for income tax purposes available to offset future federal income tax

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

Subsequent Events

Subsequent events were evaluated as of the day the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Note 3 Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2010, the Company had net capital of $314,285 which was $214,285 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 0.17%.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Note 4 Related Party Transactions

Kent Capital, Inc. ("Kent Capital") is a wholly owned subsidiary of Kent International Holdings, Inc. ("Kent International"), a Nevada Corporation. Kent Financial Services, Inc., a Nevada Corporation ("Kent"), was the beneficial owner of approximately 53.44% of Kent International's outstanding common stock at December 31, 2010. Paul O. Koether, the President and Chief Executive Officer of Kent Capital is also the Chairman of Kent International, the Chairman of Kent and the beneficial owner of or authorized proxy for approximately 62.22% of Kent's outstanding common stock. Bryan P. Healey, Chief Financial Officer and a Director of Kent International is also the Chief Financial Officer and a Director of Kent as well as the son-in-law of Paul O. Koether.

Schedule 1

KENT CAPITAL, INC
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

Total stockholders' equity from statement of financial condition	$ 318,447
Subtract:	
Prepaid Expenses and other current assets	(4,162)
Net capital	314,285
Minimum net capital required (Pursuant to Rule 15c3-1(a)(4)	100,000
Excess net capital	$ 214,285
Excess net capital at 120%	$ 194,285
Ratio of aggregate indebtedness to net capital	0.17%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Kent Capital, Inc.

AFFIRMATION

I, Bryan P. Healey affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Kent Capital, Inc as of December 31, 2010 and for the fiscal period then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan P. Healey, CPA
Chief Financial Officer

Date: 2/25/11

Sworn to and subscribed before me

this 25 day of Feb., 2011

JUDY PANAYI
Notary Public
STATE OF TEXAS
My Comm. Exp. 12-01-2011

Notary Public

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In planning and performing our audit of the financial statements and supplementary information of Kent Capital, Inc (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we studied the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pantz & Company P.A

Hackensack, New Jersey
February 16, 2011

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Kent Capital, Inc and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Kent Capital, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Kent Capital, Inc's management is responsible for Kent Capital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from then ended noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company P.A

Hackensack, New Jersey
February 16, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068222 FINRA DEC
KENT CAPITAL INC 19*19
5305 MIRAMAR LN
COLLEYVILLE TX 76034-5555

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest) 07/25/2010 Date Paid		((150-))
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150.00)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(150.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kent Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ -0-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)